United States securities and exchange commission logo





                             June 22, 2021

       Brandon Sosa
       Chief Executive Officer
       REST EZ Inc.
       1389 W. Mason Hollow Drive
       Riverton, Utah 84065

                                                        Re: REST EZ Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2021
                                                            File No. 333-256498

       Dear Mr. Sosa:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 26, 2021

       Cover Page

   1. Please limit your cover page disclose to the items required by Item 501 of Regulation S-K by removing disclosures
about your production and fulfillment activities as well as its funding and revenue
generation. These disclosures are appropriate for the Summary and
                                                        Business sections but
is shown without the context of those sections.
       Prospectus Summary
       Overview, page 1

   2. Please clarify whether your reference to "SLEEP AID" and "Sleep Aids" are references to your products or all
products designed to promote sleep. If the references is intended to refer to all products
in this category of supplements, please eliminate the use of capital
 Brandon Sosa
FirstName  LastNameBrandon Sosa
REST EZ Inc.
Comapany
June       NameREST EZ Inc.
     22, 2021
June 22,
Page 2 2021 Page 2
FirstName LastName
         letters.
3. We note your disclosure that you have generated "a great number of sales" and
         "considerable amount of revenues." Please quantify these sale and revenue amounts and balance such disclosure with a discussion of your net losses.
4. We note your disclosure that as a dietary supplement, there are no FDA requirements on this product. However, we also note that the FDA regulates dietary supplements under the
         Dietary Supplement Health and Education Act of 1994. Please revise to clarify whether such regulations are applicable to your business, given you appear to develop and market a dietary supplement. Additionally, revise you Business section to provide a discussion of the applicable regulations or provide a legal analysis supporting your determination that it does not apply to your product. Please refer to Item 101(h)(4)(ix) of Regulation S-K for guidance.
5. Please revise the Prospectus Summary and Risk Factors to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Your disclosures should describe the potential consequences to your business if you are unable to raise additional financing.
Risk Factors, page 6

6.       Please tell us whether you plan to register your class of common stock under
         the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act.
         The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under Reports to Security
         Holders    on page 27.
7. We note your disclosure that you had an order totaling $105,000 for the year ended
         March 31, 2021, and that your total revenue for the year ended March 31, 2021 was
         $105,000. Please include a risk factor disclosing your dependence on one major customer. Additionally, discuss your limited customer base in your Business section. See
         Item 101(h)(4)(vi) for further guidance.
Side Effects of the Product, page 6

8. Please remove the statement that Mr. Sosa has been taking the product with no known side effects, a safety determination cannot be based on the experience of one individual.
         Please also remove statements that WebMD indicates that sleep aids are "likely safe"
         when taken by mouth appropriately for up to 5 years, as this general statement about a
 Brandon Sosa
FirstName  LastNameBrandon Sosa
REST EZ Inc.
Comapany
June       NameREST EZ Inc.
     22, 2021
June 22,
Page 3 2021 Page 3
FirstName LastName
         class of products should not be used to determination that any one specific product is safe.
There are many inherent risks and difficulties in introducing a new product..., page 6

9. We note your statement that you have had no operating losses since inception. The statement appears to contradict the net operating losses $12,580 and $19,580 for the years ended March 31, 2021 and 2021. respectively. Please revise your disclosure accordingly.

Use of Proceeds, page 10

10. Please revise the table on page 10 to disclose the approximate amount of net proceeds intended to be used for SEC Reporting and Compliance. Additionally, to the extent you do not have a current specific plan for a significant portion of the proceeds, please include a statement to this effect and discuss the principal reasons for the offering. Refer to Item
         504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Result of Operations
Overview, page 14

11. Please provide the basis for your statements that you "expect to generate revenue that is sufficient to cover [y]our expenses for the next twelve months" and that "[y]our existing sources of liquidity will be sufficient to fund [y]our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve
         months." In this regard, we note that your independent auditor   s
report contains an
         explanatory paragraph that expresses substantial doubt about the Company's ability to continue as a going concern.
Unique Features of the Company , page 19

12. Please provide the basis for your statements that Rest EZ has been shown to be more effective and economically efficient than other Sleep Aids. Include a description of all head to head trials and the resulting objective data from such trials. Competition , page 20

13. Please revise to provide the basis for your statements that most competitor companies that offer soft-gels in-fact distribute regular capsules and that only one or two other companies truly offer Sleep Aids in a liquid gel form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Brandon Sosa
REST EZ Inc.
June 22, 2021
Page 4

statement.

       You may contact Iboya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameBrandon Sosa                          Sincerely,
Comapany NameREST EZ Inc.
                                                        Division of Corporation
Finance
June 22, 2021 Page 4                                    Office of Life Sciences
FirstName LastName